

07000617

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Spencer Edwards, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6041 South Syracuse Way, Suite ~~307~~ 305
(No. and Street)

Greenwood Village (City) CO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gordon Dihle (303) ~~397-1956~~ 740-8448
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 21 2007
WASH. D.C.
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon Dihle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Edwards, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

My Commission Expires 10/12/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPENCER EDWARDS, INC.

TABLE OF CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Spencer Edwards, Inc.

We have audited the accompanying statement of financial condition of Spencer Edwards, Inc. as of December 31, 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spencer Edwards, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 26, 2007

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SPENCER EDWARDS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	119,639
Due from clearing broker		151,330
Securities owned, at market value		71,349
Deposits with clearing brokers		150,000
Furniture and equipment, net of accumulated depreciation of $149,543		7,863
Prepaid expenses		25,677
Other assets		6,077
Total assets	**$**	**531,935**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accrued commissions, salaries and payroll taxes	$	122,638
Accounts payable and accrued expenses		53,665
Securities sold, not yet purchased, at market value		2,062
Due to clearing brokers		82,759
Income tax payable (Note 3)		15,450
Other liabilities		14,764
Total liabilities		291,338
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
SHAREHOLDER'S EQUITY (Note 2)		
Common stock, $0.01 par value; 100,000 shares authorized; 10,000 shares issued and outstanding		100
Additional paid-in capital		284,927
Deficit		(44,430)
Total shareholder's equity		240,597
Total liabilities and shareholder's equity	**$**	**531,935**

The accompanying notes are an integral part of this statement.

SPENCER EDWARDS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commissions	$ 2,364,369
Investment banking fees	705,906
Trading profit, net	397,772
Other income	46,134
Total revenues	3,514,181
EXPENSES:	
Commissions	2,390,266
Clearing, quotation and regulatory	393,344
Salaries and employee benefits	239,169
Occupancy and communications	105,418
General and administrative	297,752
Total expenses	3,425,949
NET INCOME BEFORE INCOME TAXES	88,232
INCOME TAX PROVISION (Note 3)	(19,419)
NET INCOME	**$ 68,813**

The accompanying notes are an integral part of this statement.

SPENCER EDWARDS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-In	
	Shares	Amount	Capital	Deficit
BALANCES, December 31, 2005	10,000	$ 100	$ 266,927	$ (55,243)
Contribution	-	-	18,000	-
Distribution	-	-	-	(58,000)
Net income	-	-	-	68,813
BALANCE, December 31, 2006	**10,000**	**$ 100**	**$ 284,927**	**$ (44,430)**

The accompanying notes are an integral part of this statement.

SPENCER EDWARDS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 68,813
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	4,080
Increase in due from clearing broker	(59,789)
Increase in securities owned, at market value	(32,364)
Increase in deposit with clearing broker	(14,868)
Increase in prepaid expenses	(1,917)
Decrease in income tax receivable	27,640
Increase in other assets	(4,023)
Decrease in accrued commissions, salaries and payroll taxes	(6,736)
Decrease in accounts payable and accrued expenses	(9,727)
Decrease in securities sold, but not yet purchased	(4,288)
Increase in due to broker	82,759
Increase in income tax payable	15,450
Increase in other liabilities	14,764
Net cash flows provided by operating activities	79,794
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchase of property and equipment	(890)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contribution	18,000
Distribution	(58,000)
Net cash flows used in operating activities	(40,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	38,904
CASH AND CASH EQUIVALENTS, at beginning of year	80,735
CASH AND CASH EQUIVALENTS, at end of year	**$ 119,639**

The accompanying notes are an integral part of this statement.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Spencer Edwards, Inc. is a Colorado corporation and a wholly owned subsidiary of Primarc Holding Corp ("Primarc"). The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD"). The Company is engaged in the general retail securities business and deals primarily in equity securities (in which it may act as a market maker) which it buys and sells on behalf of its customers on a fully disclosed basis earning commissions, and also for its own account in its proprietary trading activities. It is also engaged in the investment banking business in which it may engage in underwriting and other corporate financing activities earning commissions and fees.

Clearing Agreements

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreement with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities Owned

The Company's investment in securities owned is stated at market value. The difference between the original investment cost and market value is recorded in income as unrealized gain or loss.

Long Lived Assets

The cost of long lived assets, generally furniture and equipment, are capitalized and charged to operations over their estimated useful lives. The Company provides for depreciation on these assets on the straight-line basis over the estimated lives of five to seven years. Substantial leasehold improvements are capitalized and amortized over the term of the related lease.

Securities Sold, Not Yet Purchased

Securities sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and the related changes in market value are reflected in income as unrealized gain or loss.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a trade date basis. In connection with the Company's investment banking activities, underwriting deposits and expense advances received by the Company, along with any related expenses, are deferred and recognized when its services are completed.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes

The Company files a consolidated tax return with its parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, deposits with and due from clearing broker, receivables, other assets, accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of the instruments. Securities owned and securities sold, not yet purchased are valued at market value using quoted market prices.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2006, the Company had net capital and net capital requirements of $189,862 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.15 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - INCOME TAXES

The Company had an unused net operating loss carryforward for income tax purposes of approximately $92,000 available to offset current taxable income that was limited due to various limitations imposed by the rules and regulations of the Internal Revenue Service. The net operating losses are limited each year to offset future taxable income, if any, due to the change of ownership in the Company's outstanding shares of common stock. This net operating loss carryforward resulted in current income tax benefits of approximately $10,500. Other deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2006 are as follows:

	2006
Deferred tax liabilities	$ -
Deferred tax assets	
Net operating loss carryforward	-
Temporary differences on deductible expenses	12,005
Valuation allowance for deferred tax assets	(12,005)
	$ -

The valuation allowance decreased approximately $12,800 for the year ending December 31, 2006.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases its office space and facilities from its parent on a month-to-month basis. Total rental expense of $70,784 was charged to operations during the year ended December 31, 2006.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's client activities through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities declines subsequent to December 31, 2006. In addition, the Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2006 market value of the securities. The Company may incur a loss, unlimited in amount, if the market value of the securities increases subsequent to December 31, 2006.

In addition, the Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivable from these clearing brokers could be subject to forfeiture.

The Company is involved in a disciplinary proceeding with the NASD. In this matter, indeterminate amounts are sought. Management, after review and discussion with counsel, intends to vigorously defend itself in this matter, but it is not feasible to predict the outcome at the present time.

SUPPLEMENTARY INFORMATION

SPENCER EDWARDS, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2006

CREDIT:		
Shareholder's equity	$	240,597
DEBITS:		
Non-allowable assets:		
Furniture and equipment, net		7,863
Prepaid expenses		25,677
Other assets		6,077
Total debits		39,617
Net capital before haircuts on securities positions		200,980
Haircuts on securities positions and money market funds		11,118
NET CAPITAL		189,862
Minimum requirements of 6-2/3% of aggregate indebtedness of $217,927, market maker requirement of $73,500 or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL	**$**	**89,862**
AGGREGATE INDEBTEDNESS:		
Accrued commissions, salaries and payroll taxes	$	122,638
Accounts payable and accrued expenses		53,665
Due to clearing brokers		82,759
Income tax payable		15,450
Other liabilities		14,764
Less liabilities adequately secured by assets		(71,349)
TOTAL AGGREGATE INDEBTEDNESS	**$**	**217,927**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.15 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing, as of December 31, 2006.

See the accompanying Independent Auditors' Report.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Spencer Edwards, Inc.

In planning and performing our audit of the financial statements and supplementary information of Spencer Edwards, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Spencer Edwards, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Spencer Edwards, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

In addition, our review indicated that Spencer Edwards, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 26, 2007

END